December 28, 2009

Mr. Edward C. Barrett
Chief Financial Officer
Vist Financial Corp.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

Re: **Vist Financial Corp.**
Item 4.02 Form 8-K Filed November 10, 2009
Item 4.02 Form 8-K/A Filed December 23, 2009
File No. 000-14555

Dear Mr. Barrett:

We have completed our review of your Form 8-Ks and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief